Exhibit 99.1

INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

As of and for the six-months period ended June 30, 2022

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Interim Condensed Consolidated Statements of Operations and Other Comprehensive
Income (Loss) for the six-months periods ended June 30, 2022 and 2021

in € thousand	Note	2022	2021
Revenue		—	47
Cost of sales		—	(11)
Gross profit		—	36
Research and development expenses	[7]	(83,028)	(58,762)
General and administrative expenses	[8]	(46,987)	(38,718)
Selling expenses	[9]	(9,574)	(6,376)
Other income		2,599	153
Other expenses		(1,393)	(126)
Operating loss		(138,383)	(103,793)
Finance income	[10]	16,597	6,810
Finance expenses	[10]	(931)	(13,094)
Financial result	[10]	15,666	(6,284)
Share of loss in a joint venture/ associate	[13]	(1,457)	(201)
Loss before income tax		(124,174)	(110,278)
Income tax income / (expense)	[11]	478	(199)
Net loss for the period		(123,696)	(110,477)

Other comprehensive income / (loss)

in € thousand	Note	2022	2021
Other comprehensive income that may be reclassified to profit or loss		(5)	22
Exchange differences on translation of foreign business units		(5)	22

Items that will not be subsequently reclassified to profit or loss		(68)	(22)
Remeasurement of defined pension benefit obligation		(68)	(22)

Other comprehensive income / (loss)		(73)	—
Total consolidated comprehensive loss for the period		(123,769)	(110,477)
Loss per share (basic and diluted) in €		(0.43)	(0.53)

The accompanying notes are an integral part of these interim condensed consolidated financial statements (IFRS).

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Interim Condensed Consolidated Statement of Financial Position as of
June 30, 2022 and December 31, 2021

in € thousand	Note	June 30, 2022	December 31, 2021
Intangible assets		977	1,394
Property, plant and equipment	[12]	32,060	30,610
Investment in a joint venture / associate	[13]	13,597	15,054
Other financial assets		3,189	3,779
Non-financial assets	[15]	6,251	8,113
Non-current assets		56,074	58,950

Other financial assets	[14]	122,420	219,625
Non-financial assets	[15]	31,948	22,994
Cash and cash equivalents		103,132	129,856
Current assets		257,500	372,475
Total Assets		313,574	431,425

Subscribed capital	[16]	41,177	40,138
Share premium		779,347	779,141
Other capital reserves	[16]	252,940	240,430
Treasury shares		(151)	(151)
Accumulated loss		(840,830)	(717,134)
Accumulated other comprehensive income / (loss)		14	87
Shareholders’ equity		232,497	342,511

Other financial liabilities	[18]	23	—
Lease liabilities		9,399	9,861
Provisions		450	373
Trade and other payables		5,032	2,906
Deferred tax liabilities		10	10
Non-current liabilities		14,914	13,150

Other financial liabilities	[18]	36	—
Lease liabilities		2,939	1,962
Share-based payments liabilities		6,801	8,028
Provisions		3,756	2,422
Income tax payable		35	552
Warrants	[18]	5,218	21,405
Trade and other payables		36,524	35,335
Other non-financial liabilities		10,854	6,060
Current liabilities		66,163	75,764
Total Shareholders’ Equity and Liabilities		313,574	431,425

The accompanying notes are an integral part of these interim condensed consolidated financial statements (IFRS).

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Interim Condensed Consolidated Statement of Changes in Shareholders’ Equity for the six-months periods ended June 30, 2022 and 2021

							Accumulated other
							comprehensive income
								Remeasurement
								of defined
				Other			Currency	pension
		Subscribed	Share	capital	Treasury	Accumulated	translation	benefit
in € thousand	Note	capital	premium	reserves	shares	loss	reserve	obligation	Total

January 1, 2021		69	253,815	110,055	(0)	(306,098)	39	(158)	57,722
Retrospective application of stock split		29,481	(29,456)	—	(25)	—	—	—	—
January 1, 2021, as adjusted		29,550	224,359	110,055	(25)	(306,098)	39	(158)	57,722

Net loss for the period		—	—	—	—	(110,477)	—	—	(110,477)
Other comprehensive income and expenses		—	—	—	—	—	22	(22)	—
Total comprehensive income (loss)		—	—	—	—	(110,477)	22	(22)	(110,477)
Share-based payments	[17]	—	—	17,925	—	—	—	—	17,925
Convertible loans	[16]	2,464	127,814	(34,084)	—	—	—	—	96,194
June 30, 2021		32,014	352,173	93,896	(25)	(416,575)	59	(178)	61,364

January 1, 2022		40,138	779,141	240,430	(151)	(717,134)	83	4	342,511

Net loss for the period		—	—	—	—	(123,696)	—	—	(123,696)
Other comprehensive income and expenses		—	—	—	—	—	(5)	(68)	(73)
Total comprehensive income (loss)		—	—	—	—	(123,696)	(5)	(68)	(123,769)
Share-based payments	[17]	—	—	12,836	—	—	—	—	12,836
Conversion share-based payments into shares	[17]	1,007	206	(990)	—	—	—	—	223
ELOC commitment shares	[16]	32	—	664	—	—	—	—	696
June 30, 2022		41,177	779,347	252,940	(151)	(840,830)	78	(64)	232,497

The accompanying notes are an integral part of these interim condensed consolidated financial statements (IFRS).

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Interim Condensed Consolidated Statement of Cash Flows for the six-months periods ended June 30, 2022 and 2021

in € thousand	2022	2021[1]
Net loss for the period	(123,696)	(110,477)
Adjustments to reconcile consolidated net profit (loss) to net cash flows
Income tax (income)/expense	(478)	199
Net interest	654	3,649
Depreciation and amortization	3,743	2,980
Expenses for share-based payments	12,272	17,925
Net (gains)/losses from the disposal of intangibles and PP&E	(0)	(8)
Share of loss in a joint venture/ associate	1,457	201
Fair value changes of financial instruments and expected credit losses (ECL)	(16,320)	2,634
Income taxes refunded/(paid)	(39)	(18)
Expense from change in provisions	1,475	92
Working capital adjustments:
Changes in trade and other payables	1,028	8,933
Changes in other assets and liabilities	(2,817)	(1,022)
Cash flow from operating activities	(122,721)	(74,912)
Purchases of intangible assets	(103)	(1,037)
Purchases of and advance payments on property, plant and equipment	(2,169)	(4,658)
Disposals of intangible assets, property, plant and equipment	9	8
Proceeds from short-term investments	179,823	50,000
Payments for short-term investments	(80,000)	—
Payments for promissory notes	—	(1,051)
Payments for the acquisition of an associate	—	(8,502)
Interest paid	(121)	—
Interest received	—	7
Cash flow from investing activities	97,439	34,767
Proceeds from convertible loans	—	1,850
Proceeds from share capital increase and capital contribution	255	7
Principal elements of lease payments	(1,315)	(1,040)
Interest paid	(417)	(65)
Cash flow from financing activities	(1,477)	752
Cash-based changes in cash and cash equivalents	(26,759)	(39,393)
Effect of foreign exchange rate changes and ECL on cash and cash equivalents	35	(15)
Net (decrease) / increase in cash and cash equivalents	(26,724)	(39,408)
Cash and cash equivalents at the beginning of the period	129,856	102,144
Cash and cash equivalents at the end of the period	103,132	62,736

The accompanying notes are an integral part of these interim condensed consolidated financial statements (IFRS).

1 Certain amounts have been reclassified from prior year’s interim condensed consolidated financial statements to conform to the current presentation.

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1.Corporate Information

Lilium N.V., together with its German subsidiary Lilium GmbH (“Lilium” or the “Group”), is a start-up in the field of urban air mobility and intends to make regional air mobility a reality. Since its founding, Lilium GmbH has primarily engaged in research and development of a self-developed electric Vertical Takeoff and Landing (eVTOL) jet (the “Lilium Jet”) for production and operation of a regional air mobility service as well as related services.

Lilium N.V. is a public company under Dutch law and is registered under the Dutch trade register number 82165874. Lilium N.V. has its activities exclusively in Germany. The registered headquarters is Claude-Dornier-Str. 1, Geb. 335, 82234 Wessling, Germany.

Lilium GmbH is a German limited-liability company and is registered in the commercial register at the Bavaria District Court Munich Germany under the number 216921.

Prior to September 14, 2021, Lilium N.V. was a shell company with no active trade or business, and all relevant assets and liabilities, as well as income and expenses, were borne by Lilium GmbH. Therefore, the interim condensed consolidated financial statements for the six-months period ended on June 30, 2021 represent consolidated financial statements of Lilium GmbH. The share split of 1 : 2,857 that was effectuated just prior to the capital reorganization has been retrospectively applied to prior periods’ shareholders’ equity.

The interim condensed consolidated financial statements of Lilium N.V. and its subsidiaries, collectively referred to as “the Company”, “the Group” or the “Lilium Group”, for the six months period ended June 30, 2022, were authorized for issue by the Management Board on September 28, 2022.

Consolidated entities are as follows:

			equity interest
			owned in %
	Country of	Date of	June 30,	June 30,
Name	Incorporation	incorporation	2022	2021
Lilium N.V.	Netherlands	March 11, 2021	100.0%	n/a
Lilium GmbH	Germany	February 11, 2015	100.0%	100.0%
Lilium Schweiz GmbH	Switzerland	December 8, 2017	100.0%	100.0%
Lilium Aviation UK Ltd.	United Kingdom	December 20, 2017	100.0%	100.0%
Lilium Aviation Inc.	United States	July 1, 2020	100.0%	100.0%
Lilium eAircraft GmbH	Germany	August 17, 2020	100.0%	100.0%
Stichting JSOP	Netherlands	September 10, 2021	0.0%	n/a
Lilium Aviation Spain SL	Spain	April 7, 2022*)	100.0%	n/a
*)	date of purchase of a shell company (company without active business).

2.Basis of Preparation and Changes to the Group’s Accounting Policies

The Group’s interim condensed consolidated financial statements for the six-months periods ended June 30, 2022 and 2021 are prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements have been prepared on a going concern basis, applying a historical cost convention, unless otherwise indicated. They are prepared and reported in thousands of Euro (“€ thousand”) except where otherwise stated. Due to rounding, numbers presented may not add up precisely to the totals provided and percentages may not precisely reﬂect the absolute ﬁgures.

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2021.

New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2021, except for the adoption of new standards effective as of January 1, 2022. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Several amendments apply for the first time in 2022, but do not have an impact on the interim condensed consolidated financial statements of the Group.

3.Significant Accounting Judgments, Estimates and Assumptions

The preparation of the Group’s interim condensed consolidated financial statements requires the management to make judgements, estimates and assumptions that affect the reported amounts in the interim condensed consolidated financial statements. In preparing these interim condensed consolidated ﬁnancial statements, management exercises its best judgement based upon its experience and the circumstances prevailing at that time. The estimates and assumptions are based on available information and conditions at the end of the ﬁnancial period presented and are reviewed on an ongoing basis. Actual results may differ from these estimates under different assumptions and conditions and may materially affect the financial results or the financial position reported in future periods.

The significant judgements made by management in applying the Group’s accounting policies and key sources of estimation uncertainty were the same as those described in the last annual financial statements. Significant judgments were made in determining the forfeiture in relation to a key management persons performance stock options. Please refer to note 17 for more details.

The Group operates its business as a single operating segment, which is also its reporting segment. An operating segment is defined as a component of an entity for which discrete financial information is available and whose results of operations are regularly reviewed by the chief operating decision maker. The Group’s chief operating decision maker is the Chief Executive Officer, who reviews results of operations to make decisions about allocating resources and assessing performance based on consolidated financial information.

4.COVID-19 Risks and Uncertainties

Since January 2020, the Corona Virus (COVID-19) has spread worldwide. The strict measures to stop the spread of COVID-19 adopted in several countries where the Group operates had resulted in the majority of the Company’s workforce working from home with a small number of teams with special purposes for development of the Lilium Jet remaining onsite. Since April 2022, a larger number of the workforce has returned to the offices. Modern forms of communication enabled contact to be maintained between various members of staff and deadlines defined before the period during which employees were working from home have been complied with. We continue to take actions as may be required or recommended by government authorities or in the best interests of our employees and business partners but COVID-19 could also affect the operations of our suppliers and business partners which may result in delays or disruptions in the supply chain of our components and delay the development and rollout of a vertiport network and commercial operations. The potential delay did not trigger an impairment of assets. Additional costs were incurred related to health, safety and transportation of employees which remained onsite, however, the impact of these did not materially impact these consolidated financial statements.

The current uncertainty regarding the consequences and duration of COVID-19 has negatively impacted the ability to develop a precise forecast for product development. Based on COVID-19 developments throughout 2020 and 2021 and the latest developments in 2022, the Group is expecting that business operation can be continued, no other impacts have been considered relevant.

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

5.War in Ukraine

Near the end of February 2022, a war started between Ukraine and Russia, and the tensions between Russia and the Western world are rising. Bilateral sanctions between Russia and Western countries worsen the business conditions worldwide, especially for companies working in Russia or with Russian companies.

Currently, we do not see any major direct impact on Lilium’s business; Lilium has no suppliers in Russia or Ukraine. Nonetheless, the general worldwide economic climate worsens as well and already leads to increasing prices for raw materials and other parts provided by suppliers.

6.Going Concern

The financial statements have been prepared on a basis that assumes the Group will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business. Management assessed the Group’s ability to continue as a going concern and evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern using all information available about the future, focusing on the twelve-month period after the issuance date of the financial statements.

Historically, the Group has funded its operations primarily through capital raises and loans from shareholders. In 2021, management realized plans to finance these investments and costs with the US public listing via a Reorganization which was completed in September 2021 (see consolidated financial statements as of December 31, 2021). Since the inception the Group has incurred recurring losses and negative cash flows from operations including accumulated losses of €841 million. The Group expects to continue generating operating losses for several years. Based on the business plan the Group depends on additional financing for development activities and operations.

This realization of the Reorganization had been crucial for the Group’s ability to continue as a going concern.

Based on its recurring losses from operations since inception, expectation of continuing operating losses in the future and the need to raise additional capital to finance its future operations, the Group has concluded that there is substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

7.Research and Development Expenses

For the six-months period ended June 30, 2022, research and development expenses consisted of €38,686 thousand in personnel expenses, including share-based payment expenses; €20,047 thousand expenses incurred by suppliers on behalf of the Group in preparation for certification and serial production of the Lilium Jet; €11,549 thousand in contractor and consulting expenses; €4,594 thousand in testing component and material costs; €2,837 thousand on amortization and depreciation expenses and €5,315 thousand on other miscellaneous expenses.

8.General and Administrative Expenses

For the six-months period ended June 30, 2022, general and administrative expenses included €16,895 thousand personnel expenses, including share-based payment expenses; €14,921 thousand contractor and consulting expenses; €7,653 thousand IT costs, including a Cloud Subscription contract to a related party (see note 21); €3,358 thousand in insurance premiums primarily related to Directors and Officers’ Liability insurance; and €4,160 thousand other miscellaneous expenses.

9.Selling Expenses

For the six-months period ended June 30, 2022, selling expenses consisted of €7,319 thousand personnel expenses, including share-based payment expenses, and €2,255 thousand miscellaneous other expenses.

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

10.Financial Result

Financial result is comprised of the following for the six-months periods ended June 30, 2022 and 2021:

In € thousand	2022	2021
Finance income	16,597	6,810
thereof: fair value changes	16,350	6,757
thereof: reversal of expected credit losses	124	—
Finance expenses	(931)	(13,094)
thereof: interest portion of lease payments	(230)	(214)
thereof: fair value changes	(67)	(9,391)
thereof: expected credit losses	(87)	—
thereof: interest on convertible loans	—	(3,422)
Financial result	15,666	(6,284)

Fair value changes in the current period result from the warrant revaluation (€16,187 thousand in financial income) and from a foreign currency exchange forward contract entered into in June 2022 (€163 thousand in financial income). Finance expenses of €67 thousand relate to a fair value loss on the money market funds.

Fair value changes in the prior period result from the embedded derivatives of the convertible loans (2021: €6,757 thousand in finance income), as the respective convertible loan has been converted, as well as from a foreign currency exchange forward contract entered into in May 2021 (€9,376 thousand in finance expense).

11.Income Taxes

The Group calculated the period income tax expense, during the six-months periods ended June 30, 2022 and 2021, the Group recorded consolidated income tax income of (€478) thousand and expense of €199 thousand, respectively. These income taxes mainly relate to foreign subsidiaries.

Major deferred income taxes have not been recorded. The netting of deferred tax liabilities and deferred tax assets results in a net deferred tax asset. The net deferred tax asset has been valuated with zero. Deferred tax assets on the tax losses carried forward are not recognized either given the tax losses carried forward relate to entities with a history of losses.

12.Property, Plant and Equipment

During the six-months period ended June 30, 2022, the Group acquired assets with a cost of €4,320 thousand (June 30, 2021: €5,700 thousand):

In € thousand	June 30, 2022	December 31, 2021
Right of use assets – buildings, net	11,519	10,910
Technical machinery, net	10,083	9,069
Office and other equipment	4,178	4,380
Furniture and fixtures, net	3,672	3,555
Technical machinery under construction	1,014	884
Other, net	1,594	1,812
Property, Plant and Equipment, net	32,060	30,610

Assets with a net book value of €9 thousand were disposed by the Group during the six-months period ended June 30, 2022 (June 30, 2021: €0 thousand), resulting in a net gain on disposal of €0 thousand (June 30, 2021: net gain of €8 thousand). No indicators of impairment existed which would have required items of property, plant and equipment to be tested for impairment in the six-months periods ended June 30, 2022 and 2021.

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

13.Investment in a Joint Venture / Associate

Investment in Zenlabs

The Group’s share in Zenlabs Energy, Inc is diluted in the period to 31.36 % through the issuance of 273,227 and 350,000 series B preferred stock by Zenlabs respectively to other investors, offset by a share buyback of 273,227 common stock.

As of December 31, 2021, the Group accounted for the Zenlabs investment as an associate under IAS 28 ‘Investment in associates and joint ventures’ based on the Group’s significant influence on the business of Zenlabs. With the amended investors agreement dated May 12, 2022, management concluded that Lilium and two preferred stockholders have joint control of Zenlabs. The Group has concluded that as a result of the transaction Zenlabs is now classified as a joint venture under IAS 28.

Accordingly, Lilium continues equity accounting without any change for the six-months period ended June 30, 2022. The gain on the dilution of an interest in an equity-accounted investee of €368 thousand is recognized in the share of loss in a joint venture.

The following table illustrates the summarized valuation of the Group’s investment in Zenlabs:

In € thousand	Carrying Value
January 1, 2022	15,054
Share of loss in a joint venture/ associate	(1,457)
June 30, 2022	13,597

14.Other Financial Assets

Lilium has placed part of its liquidity in fixed term deposits with a remaining term of more than 3 months to gain a better return on the surplus liquidity. As of June 30, 2022, the Group held €119,561 thousand (December 31, 2021: €119,664 thousand) in fixed-term deposits. During the period, €79,970 thousand cash was received from matured deposits including €121 thousand interest expense, and €80,000 thousand was invested into new fixed-term deposits.

During the period, the Group sold all investments in Money Market Funds for total proceeds of €99,853 thousand (December 31, 2021: €99,919 thousand). In addition, Lilium entered into a foreign currency exchange contract to reduce foreign currency risk from US dollar exposure. As of June 30, 2022, the foreign currency exchange contract was recognized as a derivative financial asset with a fair value of €163 thousand.

15.Non-Financial Assets

Non-financial assets are as follows:

In € thousand	June 30, 2022	December 31, 2021
Advance payments	6,251	8,113
Total non-current non-financial assets	6,251	8,113
Value added tax claims	22,611	12,602
Prepaid expenses	6,905	9,924
Miscellaneous other current non-financial assets	2,432	468
Total current non-financial assets	31,948	22,994
Total non-financial assets	38,199	31,107

In the period to June 30, 2022, claims for value added taxes increased by €10,009 thousand largely due to claims in Germany.

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

16.Shareholders’ Equity

On September 14, 2021, upon the Reorganization, all outstanding Lilium GmbH shares (Common shares, Seed shares, Series A, Series B1 and Series B2) have been transferred to Class A shares in the relationship 1 : 2,857, except for 8,545 shares which have been transferred into 24,413,065 Class B shares. Lilium had 261,244,915 Class A shares issued with a nominal value of €0.12, resulting in a share capital of €31.3 million, and 24,413,065 Class B shares issued and outstanding with a nominal value of €0.36, resulting in a share capital of €8.8 million. Class B shares have triple votes.

The movements of the shares issued during the six-months period ended June 30, 2021, have been retrospectively adjusted to reflect the share split that occurred in 2021, prior to the Reorganization. Accordingly, this retrospective application of the share split has increased subscribed capital by €29,481 thousand, decreased share premium by €29,456 thousand and decreased treasury shares by €25 thousand as of January 1, 2021; retrospective application leaves total shareholders’ equity unchanged.

	Common	Supervoting		Lilium
	shares	shares		GmbH
(in units)	(Class A)	(Class B)	Total	Total[1]
Outstanding as of January 1, 2021	69,031	—	69,031	69,031
Issued as of January 1, 2021	69,103	—	69,103	69,103
Retrospective application of share split	172,945,103	24,413,065	197,358,168	—
Retrospective application of share split (treasury shares)	(205,632)	—	(205,632)	—
Outstanding as of January 1, 2021, as adjusted	172,808,502	24,413,065	197,221,567	69,031
Issued as of January 1, 2021, as adjusted	173,014,206	24,413,065	197,427,271	69,103
Issued shares - convertible loans	20,533,259	—	20,533,259	7,187
Outstanding as of June 30, 2021, as adjusted	193,341,761	24,413,065	197,221,567	76,218
Issued as of June 30, 2021, as adjusted	193,547,465	24,413,065	197,427,271	76,290

Outstanding as of January 1, 2022	259,990,224	24,413,065	284,403,289	—
Issued as of January 1, 2022	261,244,915	24,413,065	285,657,980	—
Issued shares for share-based payments exercised	8,392,206	—	8,392,206	—
Warrants exercised	10	—	10	—
ELOC commitment shares	262,697	—	262,697	—
Outstanding as of June 30, 2022	268,645,137	24,413,065	293,058,202	—
Issued as of June 30, 2022	269,899,828	24,413,065	294,312,893	—

1 Not adjusted retrospectively to reflect the share split which occurred in 2021.

During the six-months period ended June 30, 2022, in total 8,392,206 shares have been issued due to the execution of vested share-based payments; EUR 1,007 thousand have been added to subscribed capital, thereof €990 thousand transfer from other capital reserves, and €206 thousand to share premium.

As 10 warrants have been exercised, 10 shares have been issued. €1.20 have been paid into subscribed capital and €103.33 into the capital reserve. €5.45 have been transferred from share-based payment liabilities to other capital reserves.

A number of 262,697 shares have been issued as compensation for the share purchase agreement (ELOC – see below); the amount of €32 thousand have been paid into subscribed capital, and the remaining fair value of the shares of €664 thousand have been expensed to other capital reserves.

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Share Purchase Agreement (“ELOC”)

On June 3, 2022, the Group entered into a Share Purchase Agreement and a Registration Rights Agreement with Tumim Stone Capital LLC (“Tumim Stone”), pursuant to which (a) the Group agreed to issue 262,697 (the “Commitment Shares”) of the Group’s Class A shares to Tumim Stone and (b) Tumim Stone has committed to purchase, subject to certain limitations, up to $75 million of Class A shares.

Under the terms and subject to the conditions of the Share Purchase Agreement, the Group has the right, but not the obligation, to sell to Tumim Stone, and Tumim Stone is obligated to purchase, Class A shares up to the total commitment of $75 million. Such sales of Class A shares by the Group, if any, will be subject to certain limitations, and may occur from time-to-time in the Group’s sole discretion, over the period commencing once certain conditions specified in the Share Purchase Agreement are satisfied, including the filing and securing effectiveness of the registration statement and ending on the first day of the month following the 24-month anniversary of the closing date.

Class A shares up to the total commitment of $75 million will be issued from the Group to Tumim Stone at a discount to the volume-weighted average price on the date a purchase notice is deemed delivered from the Group to Tumim Stone.

The Group shall not issue or sell any Class A shares to Tumim Stone under the Share Purchase Agreement that, when aggregated with all other Class A shares then beneficially owned by Tumim Stone and its affiliates, would result in Tumim Stone beneficially owning more than 4.99 % of the outstanding Class A shares (the “Beneficial Ownership Limitation”); provided that Tumim Stone may, in its sole discretion, elect to increase the Beneficial Ownership Limitation to permit Tumim Stone to beneficially own up to 9.99 % of the outstanding Class A shares.

The Group determined that the right to issue Class A shares represents a freestanding purchased put option and the purchased put option was classified as a derivative asset with a fair value of zero at inception and as of June 30, 2022.

Given that the Group believes that it is probable that it will utilize the facility in full, the fair value of the Commitment Shares issued under the Share Purchase Agreement economically represents an equity issuance cost paid upfront and as such were recorded as general and administrative expenses with an equivalent offset in capital reserves (€664 thousand).

As of June 30, 2022, there have been no sales of Class A shares under the Share Purchase Agreement.

17.Share-based Payments

Overview

Lilium offers several share-based plans as summarized in the table below. All plans are equity-settled, except for new success fees and Joint Stock Option Plan (“JSOP”; including bonus) which are treated as cash-settled. There are no major changes to the plans compared to what was described in the financial statements for 2021 except for the fact that the attrition rate has been modified to reflect a higher expected attrition than assumed before.

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

The table below summarizes the expense/(income) recorded for share-based payments in the six-months periods ended June 30, 2022 and 2021:

In € thousand	2022	2021
General population and executives – standard ESOP (equity-settled)	5,225	17,925
General population – RSU	1,728	—
Executives – ESOP modified	1,705	—
Executives – RSU	1,676	—
Executives – Performance-based stock options	(919)	—
Executives – Time-based stock options	3,463	—
Executives – Success fees (cash-settled)	2,141	—
Executives – Success fee (equity-settled)	—	1,506
JSOP incl. bonus (cash-settled)	(3,411)	—
Total expense	11,608	19,431

Standard ESOP

The grant date fair value of the equity-settled options was estimated for those participants who received options under the ESOP or who signed the revised agreement which resulted in a capital reserve of €105,867 thousand in total as of June 30, 2022 (December 31, 2021: €100,684 thousand).

The expense recognized for participant services received during the six-months periods ended June 30, 2022 and 2021 is shown in the following table:

In € thousand	2022	2021
Expense arising from equity-settled share-based payments	5,225	17,925
Expense arising from cash-settled share-based payments	—	—

The weighted average fair value of options granted during the period was €17,483 thousand (2021: €15,430 thousand). The exercise price for all options is €1.

Movements during the period

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, share options during the six-months periods ended June 30, 2022 and 2021 (in Lilium N.V. shares):

Equity-settled options:

	2022		2021
	Number	2022	Number	2021
(in units)	of options	WAEP	of options	WAEP
Outstanding at January 1	19,573,307	€0.00	17,204,854	€0.00
Granted during the period	5,714	€0.00	1,279,936	€0.00
Forfeited during the period	(442,835)	€0.00	(285,700)	€0.00
Exercised during the period	(8,253,725)	€0.00	—	—
Transferred to cash-settled	(22,856)	€0.00	—	—
Transferred from cash-settled	—	—	908,526	€0.00
Outstanding at June 30	10,859,605	€0.00	19,107,616	€0.00

The exact WAEP for all options is €1 divided by 2,857, which is €0.00035 and rounded to nil.

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Total options that vested during the period were 1,545,389 options (2021: 2,437,021 options). The weighted average share price for exercised options has been €3.77.

General population - Restricted Stock Units (“RSU”)

The expense recognized for participant services received during the six-months periods ended June 30, 2022 and 2021 is shown in the following table:

In € thousand	2022	2021
Expense arising from equity settled RSU	1,728	—

The agreements have now been finalised and granted, and the general terms and conditions have been fixed.

Movements during the periods

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, RSU during the six-months periods ended June 30, 2022 and 2021:

	2022		2021
	Number	2022	Number	2021
(in units)	of options	WAEP	of options	WAEP
Outstanding at January 1	162,800	€0.12	—	—
Assigned during the period	2,782,614	€0.12	—	—
Forfeited during the period	(9,837)	—	—	—
Outstanding at June 30	2,935,577	€0.12	—	—

The weighted average remaining contractual life of RSU is 0.4 years.

Measurement of fair values

The options are equity settled and have an exercise price of nominal €0.12 per share. The exercise price is significantly lower than the share price at grant date. Accordingly, the intrinsic value of the RSU has been used, i.e. the share price at grant date less the exercise price. During the period, the weighted average fair value of options granted or reasonably expected to be granted in the future is €2.32.

Executives - Employee Stock Option Program (“ESOP”) modified

Some executives have received ESOP comparable with the general ESOP program, but with individual conditions in respect to the vesting scheme and with different exercise prices.

The expense recognized for participant services received during the six-months periods ended June 30, 2022 and 2021 is shown in the following table:

In € thousand	2022	2021
Expense arising from equity-settled share-based payments	1,705	—

The total fair value of outstanding options granted was measured at €10,771 thousand.

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Movements during the periods

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, Lilium N.V. share-based share options during the six-months periods ended June 30, 2022 and 2021:

	2022		2021
	Number	2022	Number	2021
(in units)	of options	WAEP	of options	WAEP
Outstanding at January 1	1,888,477	€7.90	—	—
Granted during the period	—	—	—	—
Forfeited during the period	(86,796)	€8.90	—	—
Outstanding at June 30	1,801,681	€7.85	—	—

Total options in Lilium N.V. shares vested during the period was 159,995 options (prior period 2021: 0 options). As of June 30, 2022, none of the options granted under the ESOP plan had been exercisable and/or eligible to be settled. The weighted average remaining contractual life is 11.9 years.

Measurement of fair values

No options have been granted in the first six months 2022 under this plan. Hence, no valuation was necessary due to equity settlement.

Executives - Restricted Stock Units (“RSU”)

The expense recognized for participant services received during the six-months periods ended June 30, 2022 and 2021 is shown in the following table:

In € thousand	2022	2021
Expense arising from equity settled RSU	1,676	—

Movements during the periods

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, share options during the six-months periods ended June 30, 2022 and 2021:

	2022		2021
	Number	2022	Number	2021
(in units)	of options	WAEP	of options	WAEP
Outstanding at January 1	1,050,913	€0.12	—	—
Assigned during the period	370,434	€0.12	—	—
Forfeited during the period	(163,200)	€0.12	—	—
Exercised during the period	(49,548)	€0.12
Outstanding at June 30	1,208,599	€0.12	—	—

In the table above, assigned rights include granted rights as well as rights explicitly expected to be granted in the future. 99,609 options are exercisable as of June 30, 2022. The weighted average remaining contractual life is 1.7 years.

Measurement of fair values

Similar to the RSU for the general population the exercise price is significantly below the share price at grant. While a Black-Scholes model was used to determine the RSU fair market value, the outcome of the valuation basically reflects the intrinsic value of the RSU. Accordingly, input parameters other than the share price are not material.

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

For fair value calculations the share price was taken as the closing price at grant date of Lilium N.V. share. The weighted average fair value of options assigned during the period was €2.95.

Executives – Performance-based stock options

The income recognized for participant services received during the six-months periods ended June 30, 2022 and 2021 is shown in the following table:

In € thousand	2022	2021
Income arising from performance-based stock options	(919)	—

Movements during the periods

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, share options during the six-months periods ended June 30, 2022 and 2021:

	2022		2021
	Number of	2022	Number of	2021
(in units)	options	WAEP	options	WAEP
Outstanding at January 1	7,036,501	€8.15	—	—
Assigned during the period	1,272,059	€9.42	—	—
Forfeited during the period	(4,711,839)	€8.66	—	—
Outstanding at June 30	3,596,721	€7.93	—	—

No options are exercisable as of June 30, 2022. The weighted average remaining contractual life is 9.5 years.

As of June 1, 2022, 4,341 thousand performance stock options granted to a key management person were forfeited and the expense already recognized from prior years (€1,553 thousand) has been released in general and administrative expense. The forfeiture was the result of a change in responsibilities which result in a different remuneration. In total, 1,006 thousand options were newly granted to the key management person, and an expense of €17 thousand has been recognized for the period January 1 – June 30, 2022. The reason for the grant of the new options was partially as ex-gratia benefit for his services rendered in his former role as well as an incentive for his new role. The number of options therefore take into account the 681 thousand options under the former arrangement, for which the service condition was already fulfilled. The remaining 325 thousand options must fulfill the service vesting condition until 2025 and all options remain subject to the previously agreed performance vesting condition. The exercise price is unchanged, for further details of the plan we refer to the financial statements for the fiscal year 2021.

Measurement of fair values

The following table lists the inputs to the Black-Scholes model used for the fair market value calculation for new performance-based stock options for the period ended June 30, 2022:

June 30, 2022
Risk free rate range	0.60% - 0.81%
Expected dividend yield	—
Expected exercise term	3.3 years
Expected volatility	109.9% - 111.4%

The expected volatility was based on an evaluation of the historical volatilities of comparable listed peer group companies. It reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. For fair value calculation the share price was taken as the closing price at grant date of Lilium N.V. The weighted average fair value of options granted during the period was €1.12, the exercise prices are within the range €9.39 - €9.55.

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

The ex-gratia grants are included in the new options above, based on market conditions at June 1, 2022.

Executives – Time-based stock options

The expense recognized for participant services received during the six-months periods ended June 30, 2022 and 2021 is shown in the following table:

In € thousand	2022	2021
Expense arising from time-based stock options	3,463	—

Movements during the periods

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, share options during the six-months periods ended June 30, 2022 and 2021:

	2022		2021
	Number of	2022	Number of	2021
(in units)	options	WAEP	options	WAEP
Outstanding at January 1	2,951,000	€7.25	—	—
Granted during the period	768,817	€3.62	—	—
Forfeited during the period	—	—	—	—
Outstanding at June 30	3,719,817	€6.50	—	—

As of June 30, 2022, in total 567,500 stock options are exercisable. The weighted average remaining contractual life is 9.9 years.

Measurement of fair values

The following table lists the inputs to the Black-Scholes model used for the fair market value calculation for time-based stock options as of the grant date:

June 30, 2022
Risk free rate	(0.69)% – 0.21%
Expected dividend yield	—
Expected exercise term	9.9 years
Expected volatility	121.9% - 124.1%

The expected volatility was based on an evaluation of the historical volatilities of comparable listed peer group companies. It reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. Other common inputs to option pricing models such as discount rate, dividends expected and expected term. For fair value calculation the share price was taken as the closing price at grant date of Lilium N.V. share. The weighted average fair value of options granted during the period was €1.57. The weighted average exercise price of the option is €3.62.

Executives – Success fees

The expense recognized for participant services received during the six-months periods ended June 30, 2022 and 2021 is shown in the following table:

In € thousand	2022	2021
Expense for success fees cash-settled	2,141	—
Expense for success fee equity-settled	—	1,506
Total expense	2,141	1,506

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

As of June 30, 2022, €4,731 thousand are recorded as provisions in the consolidated statement of financial position.

Measurement of success fees

The success fees were measured as discounted expected cash flows for the success fee arrangements.

The total expense of success fees is calculated as a percentage of the amount raised and recognized over the period of grant date and estimated fundraising dates i.e., over the period when the performance condition is expected to be satisfied. The expected fundraising amounts are adjusted to the probability of fundraising, based on management’s best estimate which is 67 % and a weighted average timing of 1.6 years. Discount rates in the range of 0.32 % to 0.81 % have been applied.

Executives - Joint Stock Ownership Plan (JSOP) and bonus

Expenses/(income) during the six-months periods ended June 30, 2022 and 2021 from the JSOP and the bonus are shown in the following table, the award is fully vested:

In € thousand	2022	2021
Expense/(income) for JSOP	(2,718)	—
Expense/(income) for bonus	(693)	—
Total expense/(income)	(3,411)	—

The JSOP and the bonus have been revaluated as of June 30, 2022, and due to the decrease in the share price, an income has been recorded.

Advisors – Strategic collaboration agreement (Azul Warrants)

The Azul up-front warrants have not been exercised by Azul as of June 30, 2022 and December 31, 2021. For the status of the commitment, refer to note 20.

18.Warrants and Other Financial Liabilities

Warrants and other financial liabilities are as follows:

in € thousand	June 30, 2022	December 31, 2021
Other non-current financial liabilities	23	—
Other current financial liabilities	36	—
Warrants	5,218	21,405
Total	5,277	21,405

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

19.Additional Disclosures on Financial Instruments

The following tables disclose the carrying amounts of each class of financial instruments together with its corresponding fair value:

Financial instruments, analyzed by classes and categories

			June 30, 2022
In € thousand	Category	Carrying amount	Fair value
Financial assets, by class
Cash at banks and petty cash	AC	103,132	n/a
Fixed term deposit	AC	119,561	n/a
Security deposits	AC	5,870	5,783
Derivative financial assets	FVTPL	163	163
Other financial assets	AC	16	n/a
Total financial assets		228,742
Financial liabilities, by class
Trade and other payables (non-current)	AC	5,032	4,290
Trade and other payables (current)	AC	36,524	n/a
Warrants	FVTPL	5,218	5,218
Other financial liabilities	AC	59	n/a
Total financial liabilities		46,833

Financial instruments, analyzed by classes and categories

			December 31, 2021
In € thousand	Category	Carrying amount	Fair value
Financial assets, by class
Cash at banks and petty cash	AC	129,856	n/a
Money Market Funds	FVTPL	99,919	99,919
Fixed term deposit	AC	119,664	n/a
Security deposits	AC	3,821	n/a
Total financial assets		353,260
Financial liabilities, by class
Trade and other payables (non-current)	AC	2,906	n/a
Trade and other payables (current)	AC	35,335	n/a
Warrants	FVTPL	21,405	21,405
Total financial liabilities		59,646

The Public Warrants are traded in an active market and are therefore categorized in level 1 of the fair value hierarchy - the Private Warrants have been treated equally. In addition, money market funds are also categorized as level 1 as traded in an active market. The security deposits and the derivative financial assets are categorized in level 2 of the fair value hierarchy. The fair value of the derivative financial asset is determined based on market-based exchange rates discounted for the remaining term. The fair value of the security deposits is determined as expected cash flows discounted using market-based credit risk adjusted interest rate curves that are applicable for the respective counterparty and specific for the residual term of each financial instrument. The fair value of the non-current accruals that are part of the non-current trade and other payables was calculated in the same way; however, as the credit risk of the Group is not observable at the market, these are categorized in level 3 of the fair value hierarchy.

Transfers between levels of the fair value hierarchy are deemed to take place at the end of the period.

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

20.Commitments and Contingencies

The Group has various lease contracts that have not yet commenced as of June 30, 2022. The future lease payments for these non-cancellable lease contracts are €200 thousand within one year, €1,847 thousand between one and five years and Nil thereafter.

The Group has commitments under operating contracts. The future payments for the operating contracts are €49,046 thousand within one year, €104,609 thousand between one and five years and €18,558 thousand thereafter. The commitments under operating contracts increased significantly during the period as a result of entering into a large number of supply-chain agreements to support the readiness for serial production.

Further, the Group has commitments of €12,673 thousand to acquire items of property, plant & equipment and commitments of €4,440 thousand to acquire items of intangible assets.

The Group is required to issue, subject to the execution of definitive agreements, warrants to purchase up to 6,200,000 Class A shares (the “Azul Additional Warrants”), which are expected to vest in three tranches upon achieving certain performance and market conditions (see note 17). As of the date these condensed interim financial statements were approved, no contracts with respect to the acquisition of Lilium Jets or any other collaboration have been executed.

On April 18, 2022, a putative class action was filed against Lilium N.V., Daniel Wiegand, Geoffrey Richardson, and Barry Engle for purported violations of United States securities laws. This lawsuit was filed in the U.S. District Court for the Central District of California and is presently captioned as: Maniraj Ashirwad Gnanaraj v. Lilium N.V. et al., 2:22-CV-02564. The Group’s management believes the claims are without merit and intend to vigorously defend this litigation. The lawsuit is currently at a preliminary stage and the Group cannot predict its outcome, so the Group therefore cannot determine the likelihood of loss or estimate a range of possible loss.

21.Related Party Disclosures

Transactions with Key Management

Key management personnel have been defined as the members of the Board of Directors and Senior Leadership Team of Lilium.

The annual remuneration and related compensation costs recognized as expense during the six-months periods ended June 30, 2022 and 2021 is comprised of the following (number of granted options in Lilium N.V. shares):

In € thousand	2022	2021
Short-term employee benefits	1,640	1,697
Share-based payment remuneration:
- Legacy ESOP (2022: 4,175,163 options; 2021: 5,933,989 options)	2,734	7,107
- Modified ESOP for executives (2022: 1,801,681; 2021: Nil)	1,705	—
- RSU (2022: 1,208,599; 2021: Nil)	1,676	—
- Stock options (2022: 7,316,538; 2021: Nil)	4,220	—
- Success fees	(1,270)	1,506
Total	10,705	10,310

Short-term benefits include salaries, bonus and other benefits such as medical, death and disability coverage, company car and other usual facilities as applicable.

The share-based payment remuneration represents the compensation cost of standard and modified ESOP, RSU, performance-based and time-based equity awards and success fees. Refer to note 17.

Success fee remuneration includes the changes of the Joint Stock Ownership Plan (Stichting JSOP) and of the bonus issued to one member of key management personnel, as described in notes 17. (€2,718) thousand are recognized in general and administrative expenses in relation to the JSOP and (€693) thousand in general and administrative expenses in relation to the bonus.

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

The Group paid €57 thousand (period to June 30, 2021: Nil) in selling expenses and Nil (period to June 30, 2021: €19 thousand) in general and administrative expenses during the period under an existing consulting agreement with an entity controlled by a member of key management personnel.

During the period, the Group entered into a new consulting contract with an entity controlled by a member of key management personnel for a total value of €193 thousand ($200 thousand). As of June 30, 2022, the Group recognized €61 thousand in Selling expenses in relation to the contract.

In the period ended June 30, 2022, the board members of the Lilium N.V. have received a compensation of €172 thousand (period to June 30, 2021: Nil).

Transactions with related parties

The Group recognized €94 thousand (period to June 30, 2021:  €226 thousand) in research and development expenses in the period under an existing Development agreement with Zenlabs Energy, Inc. During the period, the Group was party to a new investment agreement with Zenlabs Energy, Inc, as described in note 13. As a result of the investment agreement Zenlabs changed from an associate of the Group to a joint venture. The Group recognized €368 thousand gain on dilution in share of loss in a joint venture.

The Group recognized €1 thousand (period to June 30, 2021: Nil) in research and development expenses and €92 thousand (period to June 30, 2021: Nil) in selling expenses with other related parties in the period.

The Group purchased property, plant and equipment of €5 thousand (period to June 30, 2021: Nil) from other related parties in the period.

As of June 30, 2022, the Group held €32 thousand in trade and other payables owed to other related parties.

Transactions with shareholders

Cloud subscription

On March 28, 2021, Lilium entered into a non-cancelable purchase obligation for a cloud subscription with a shareholder (which provides advanced data analytics capability), including support services, updates and related professional services, for €42,433 thousand ($50,000 thousand) payables in increasing annual instalments over five years. This shareholder has no significant influence on Lilium.

The Group recognized €4,292 thousand (period to June 30, 2021: €1,278 thousand) in General and Administration expenses. As of June 30, 2022, the Group had prepaid services under the subscription of €951 thousand (as of December 31, 2021: €2,927 thousand) for future costs in non-financial assets.

As of June 30, 2022, and December 31, 2021, the Group has remaining commitments of €34,659 thousand and €34,015 thousand on the contract, respectively.

22.Events after the Reporting Period

Share Purchase Agreement (“ELOC”)

Between July 5, 2022 and September 15, 2022, the Group issued 4,262,000 Class A Shares to Tumim Stone under the Purchase Agreement referred to in note 16 for cash proceeds of €10,576 thousand. The Group recorded the issued Class A shares at fair value net of equity issuance cost (represented by the discount) by increasing subscribed capital of €511 thousand and share premium of €10,065 thousand.

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Class B share transactions

In July 2022, the Company agreed that up to 375,000 Class B shares can be returned without consideration and 375,000 treasury Class A shares will be offered as compensation. In August 2022, 375,000 Class B shares have been returned and accordingly 375,000 treasury Class A shares have been re-issued to the Class B shareholder who is a related party.